News Release

BROOKFIELD CONSORTIUM AGREES TO ACQUIRE TRANSELEC,
CHILE'S LEADING TRANSMISSION COMPANY

TORONTO, June 16, 2006 - Brookfield Asset Management Inc. (NYSE/ TSX: BAM) (“Brookfield”) today announced that a consortium led by Brookfield, which includes Canada Pension Plan Investment Board (“CPP Investment Board”), British Columbia Investment Management Corporation (“bcIMC”) and another institutional investor, has entered into a definitive agreement to acquire in Chile 92% of the shares of HQI Transelec Chile S.A. (“Transelec”), the largest electricity transmission company in Chile, from Hydro-Quebec International Inc. for US$1.55 billion. The consortium has taken steps to acquire the remaining 8% of Transelec in a separate, but contemporaneous transaction.

Transelec’s assets serve as the backbone of the Chilean electricity sector.  Transelec owns over 8,000 kilometres of transmission lines and 51 power substations and its assets deliver electricity to approximately 99 percent of the Chilean population through various local distribution companies.

Jeff Blidner, Brookfield’s Managing Partner of Infrastructure, said: “We are proud to have been chosen as the successful bidder to acquire this great company. We have significant experience in operating electric power companies in North and South America and believe that this experience will assist Transelec to maintain its position as a key player in addressing the opportunities that lie ahead in Chile’s electric sector. We look forward to working with Transelec’s local management team to grow Transelec’s asset base. We are also pleased to be partnering on this transaction with leading infrastructure investors who share a common approach to the long-term ownership and local operation of this major Chilean company.”

“This is a unique core infrastructure asset in a stable and attractive country,” said Mark Wiseman, Vice-President - Private Investments for the CPP Investment Board. “We have made a commitment of up to US$350 million which is our largest infrastructure investment to date and a milestone in the development of our infrastructure investment program.”

“Transelec is a long-term asset that will generate strong cash flows that are ideally suited to our clients’ long-term objectives,” said Lincoln Webb, Vice President Private Placements, at bcIMC. “This investment complements our infrastructure portfolio and we are pleased to enter into this partnership that will work to meet the growing demand for electricity in Chile.”

The purchase price is subject to adjustment in accordance with the terms of the agreement and is payable in cash on closing.  The equity required for the transaction will be provided by the members of the Brookfield consortium.  Brookfield will be responsible for funding approximately 30% of the required equity and with its significant assets and expertise in the power sector, Brookfield will provide advice and assistance to the consortium under a long-term advisory contract.

Scotia Capital and HSBC Bank have agreed to provide US$600 million in debt financing in connection with the acquisition. The Brookfield consortium is being assisted on this transaction by Philippi, Yrarrazaval, Pulido & Brunner, Weil Gotshal & Manges LLP and Stikeman Elliott LLP, as legal advisors; PricewaterhouseCoopers LLP, as tax and accounting advisors; and HSBC Securities (Canada) and Scotia Capital, as financial advisors.

The closing of the transaction is scheduled for July 5, 2006 with completion of the transaction subject to customary conditions.  There are no regulatory approvals required to proceed with the transaction.

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Brookfield Asset Management Inc. is a 100 year old Canadian company focused on power, real estate and other infrastructure assets. The company has approximately $50 billion of assets under management located in Canada, U.S., South America and Europe. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM.

bcIMC is an investment management corporation based in Victoria, BC.  With over $76 billion in assets under administration with a global exposure, and supported by industry-leading investment expertise, bcIMC offers fund management services for all major assets classes, including currency and infrastructure investment.  bcIMC’s clients include pension plans, provincial government operating and sinking funds, public trusts and insurance funds. For more information, visit www.bcimc.com.

Canada Pension Plan Investment Board invests the funds not needed by the Canada Pension Plan to pay current benefits. In order to build a diversified portfolio of CPP assets, the CPP Investment Board is currently investing cash flows in publicly traded stocks, private equities, real estate, inflation linked bonds and infrastructure to balance the legacy government bond portfolio. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm's length from governments. At fiscal year end, the CPP fund totalled C$98 billion, including C$4.7 billion in private equity and infrastructure investments. For more information, please visit www.cppib.ca.

For more information, please visit our web site at www.brookfield.com or contact:

Linda Northwood
Director Investor Relations - Brookfield
Tel: 416-359-8647
e-mail: lnorthwood@brookfield.com

John Cappelletti
Communications Manager - CPP Investment Board
Tel: 416-868-0308
e-mail: jcappelletti@cppib.ca

Gwen-Ann Chittenden
Manager Corporate Initiatives - bcIMC
Tel: 250-387-4650
e-mail: communications@bcimc.com

Note: This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believes”, “expect”, “will”, “can” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rates; availability of equity and debt financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise